ENTREMED, INC.
9460 MEDICAL CENTER DRIVE
ROCKVILLE, MD 20850
September 17, 2007
VIA EDGAR
Mark Brunhofer
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EntreMed, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-20713
Dear Mr. Brunhofer:
      Pursuant to our telephone call on September 14, 2007, this letter confirms that EntreMed, Inc. has requested an extension of twenty business days to respond to the Staff's comment letter dated August 31, 2007, until October 15, 2007.
      If you have any questions, please contact me at (240) 864-2651.

Sincerely,

/s/ Dane R. Saglio
Dane R. Saglio Chief Financial Officer
Cc:    Jim B. Rosenberg